UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MARIADB PLC
(Name of Subject Company (Issuer))

MERIDIAN BIDCO LLC
(Offeror)

a wholly-owned subsidiary of

MERIDIAN TOPCO LLC
(Affiliate of Offeror)

a wholly-owned subsidiary of

K5 PRIVATE INVESTORS, L.P.
(Affiliate of Offeror)

whose general partner is

K5 CAPITAL ADVISORS, L.P.
(Affiliate of Offeror)

whose general partner is

K1 INVESTMENT MANAGEMENT, LLC
(Affiliate of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Jordan D. Wappler
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(800) 310-2870
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jennifer L. Lee
Carlo Zenkner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on May 24, 2024 with the U.S. Securities and Exchange Commission (as amended or supplemented from time to time through the date hereof, the “Schedule TO”) related to the offer by Meridian BidCo LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of K1 Investment Management, LLC, a Delaware limited liability company, for all of the issued and to be issued ordinary shares, nominal value $0.01 per share (the “MariaDB Shares”) of MariaDB plc, an Irish public limited corporation (“MariaDB” or the “Company”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares at a price per share of $0.55 in cash, upon the terms and conditions set forth in the offer document, dated May 24, 2024 (the “Offer Document”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal, which is attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer Document or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 10.	Financial Statements.

(Regulation M-A Item 1010(a) and (b))

(a)	Financial Information. The financial condition of Bidco is not material to the Offer.

(b)	Pro Forma Financial Information. The pro forma financial statements of Bidco are not material to the Offer.

Item 12.	Exhibits

(Regulation M-A Item 1016(a), (b), (d), (g) and (h))

Exhibit No.	Description

(a)(1)(A)	Offer Document, dated May 24, 2024.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Long Form Advertisement as published in The New York Times on May 24, 2024.*
(a)(1)(F)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 16, 2024.*
(a)(1)(G)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on March 13, 2024.*
(a)(1)(H)	Announcement issued pursuant to Rule 2.7 of the Irish Takeover Rules issued on April 24, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on April 24, 2024.*
(a)(1)(I)	Announcement issued pursuant to Rule 2.9 of the Irish Takeover Rules issued on May 20, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on May 20, 2024.*
(a)(1)(J)	Announcement issued pursuant to Rule 24.1(b) of the Irish Takeover Rules issued on May 22, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on May 22, 2024.*
(a)(1)(K)	Announcement Regarding Publication and Posting of Offer Document issued on May 24, 2024.*
(a)(1)(L)	Announcement Regarding Rule 15 Proposals issued on May 31, 2024.

(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated April 24, 2024 by and between K5 Private Investors, L.P. and Meridian BidCo LLC.*
(d)(2)	Loan Purchase Agreement, dated as of April 24, 2024, by and among RP Ventures LLC, Runa Capital II (GP), Runa Capital Opportunity I (GP), Runa Ventures I Limited and Meridian Topco LLC.*
(d)(3)
Pre-Launch Form of Irrevocable Undertaking between Meridian BidCo LLC and each of the parties identified in the section of the Offer Document entitled “Special Factors-6. Disclosable Transactions-Irrevocables.”*

(d)(4)
Post-Launch Form of Irrevocable Undertaking between Meridian BidCo LLC and each of the parties identified in the section of the Offer Document entitled “Special Factors-6. Disclosable Transactions-Irrevocables.”*

(d)(5)	Form of Irrevocable Undertaking between Meridian Bidco LLC and Runa Entities.*
(d)(6)	Form of Amended and Restated Limited Liability Company Agreement of Meridian TopCo LLC.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

* Previously filed

Item 13.	Information Required by Schedule 13E-3

The following supplements information required by Schedule 13E-3. The information set forth in the Offer Document is incorporated herein by reference to the items required by Schedule 13E-3.

Item 15.	Additional Information

Regulation M-A Item 1011(b) and (c)

Item 15 of the Schedule TO is supplemented with the following:

“MariaDB USA, Inc. (“MariaDB USA”) is party to an employment agreement, dated May 26, 2023, with its Chief Executive Officer, Paul O’Brien that by its terms would have expired on May 26, 2024. On May 30, 2024, Mr. O’Brien and MariaDB USA entered into Amendment No. 1 to the Employment Agreement, to be effective as of May 26, 2024, to provide that Mr. O’Brien’s employment shall continue on the terms thereunder on an at-will basis (i.e., Mr. O’Brien’s employment will no longer be for a defined term). Except as described in the preceding sentence, no other material changes were made to the terms of Mr. O’Brien’s employment agreement. Under the terms of the employment agreement, as amended, if within three months prior to or within 12 months after a change of control, Mr. O’Brien’s employment is terminated without cause or Mr. O’Brien resigns for good reason, Mr. O’Brien is eligible to receive the following: (i) a lump sum payment equal to 50% of base salary (disregarding any reduction that forms the basis for a good reason termination); (ii) 50% of annual target bonus; (iii) a lump sum payment equal to six months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards that vest based on continued employment or service. The severance payments and benefits described above would be subject to Mr. O’Brien’s timely execution and non-revocation of a general release and waiver of claims in favor of the Company and MariaDB USA.”

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Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

Exhibit No.	Description

(c)(1)	Lazard Appraisal of Value of Topco Rollover Unit dated 16 May 2024*
(c)(2)	Lazard Frères & Co. LLC Estimate of Value of the Unlisted Unit Alternative Letter dated May 24, 2024, incorporated by reference to Appendix 3 of the Offer Document.*

* Previously filed

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2024

MERIDIAN BIDCO LLC

By: /s/ Sujit Banerjee Name: Sujit Banerjee Title: President

MERIDIAN TOPCO LLC

By: K5 PRIVATE INVESTORS, L.P., Managing Member

By: K5 CAPITAL ADVISORS, L.P., General Partner

By: K1 INVESTMENT MANAGEMENT, LLC, General Partner

By: /s/ R. Neil Malik Name: R. Neil Malik Title: Managing Member

K5 PRIVATE INVESTORS, L.P.

By: K5 CAPITAL ADVISORS, L.P., General Partner

By: K1 INVESTMENT MANAGEMENT, LLC, General Partner

By: /s/ R. Neil Malik Name: R. Neil Malik Title: Managing Member

K5 CAPITAL ADVISORS, L.P.

By: K1 INVESTMENT MANAGEMENT, LLC, General Partner

By: /s/ R. Neil Malik Name: R. Neil Malik Title: Managing Member

K1 INVESTMENT MANAGEMENT, LLC

By: /s/ R. Neil Malik Name: R. Neil Malik Title: Managing Member

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